Exhibit 1

Nordic American Tankers Limited (NYSE: NAT) – Report as per December 31, 2024
– The direction is upwards. Dividend payments continue and are 6 cents this quarter.

Friday, February 28, 2025

Ninety day periods offer a short-term snapshot of a company, but it is more instructive to look at the bigger, longer-term picture. The direction of NAT is unquestionably upwards as we create room for profitable growth. Whatever we do, dividends remain our primary objective.

As part of our plan to buy a few ships and sell a few ships, we have since the end of 2024 agreed to purchase one 2016-built suezmax tanker from a first class owner. The vessel will be delivered to NAT during the second quarter of this year. The price is in the mid/high 60’s. The new unit will provide additional earnings and dividend capacity to NAT. We expect the vessel to be financed with cash and lease financing.

As previously advised, we have sold one of our 2003-built suezmax tankers and the vessel was delivered to its new owners earlier this week. The proceeds from this sale ($23 mill) will also enhance our financial flexibility.

Highlights:

1
NAT achieved a net voyage revenue for the full year 2024 of $225 million and a net result of $46.6 million. The average time charter equivalent (TCE) for our fleet (spot & TC vessels) during the fourth quarter of 2024 came in at $26,416 per day per ship, leaving NAT with a solid operating margin as running costs per vessel are about $9,000 per day.

2
The dividend for the fourth quarter is 6 cents ($0.06) per share. This is our 110th consecutive quarterly cash dividend declaration. The dividend is payable March 24, 2025, to shareholder on record as of March 10, 2025.

3
The new administration in the White House is increasing the pressure on sanctioned oil trades and sanctioned vessels. This is one reason why we are optimistic about prospects for 2025, as there will be more transportation work for NAT, a fully compliant company in all respects.  NAT has not transported Russian oil the last 3.5 years.

4	Following the new and improved $150 million financing agreement with Beal Bank, seven of our vessels are not encumbered and are debt free, thus providing us with greater financial flexibility.

5
In addition, we have exercised the purchase option for two of our 2018-built vessels that are lease-financed through Ocean Yield, one of our two well-established financial partners. The vessels will be transferred to us during the third quarter this year. The market value of these vessels is well in excess of the outstanding loan which gives us extra maneuverability.

6	Thanks to careful voyage planning and adjustment of speed, we continue to reduce emissions of our vessels.

7	Each ship in the NAT fleet is in excellent technical condition, as proven by the vetting performance.

Sincerely,

Herbjørn Hansson
founder, Chairman & CEO
Nordic American Tankers Ltd

Our Fleet

As of December 31, 2024 our fleet consisted of 20 well maintained Suezmax tankers with a cargo lifting capacity of 1 million barrels of oil each. We only have Suezmaxes in our fleet and the vast majority of our ships are built in South Korea.

After the last quarter of 2024 we purchased one 2016-built suezmax tanker that we plan to take delivery of during the second quarter of 2025. The vessel will be financed with cash-at-hand and lease financing.

We have also declared purchase options for two of our 2018-built suezmax tankers currently financed with Ocean Yield. These two transactions will be concluded in the third quarter of 2025, by us paying down the outstanding debt on the vessels. We plan to fund this with a combination of cash and new financing.

As previously advised, we have sold the 2003-built Nordic Apollo and the vessel was delivered to its new owners on February 26, 2025. The proceeds from this sale will also add to our financial flexibility.

The above transactions are all a part of our plan to renew and grow our fleet, in which we plan to sell a few vessels and purchase a few vessels.

We take extra care to maintain our vessels to the highest standards for the safety of crew, cargo and the environment. The outcome of the inspections of our ships by oil companies (“vetting”) reflects the good quality and maintenance of our fleet.

NAT has one of the largest fleets of Suezmax tankers in the world. In a capital-intensive industry like ours, careful maintenance of our ships and the timing & financing of expansion are key elements to ensure both our financial stability and our commitment to paying cash dividends.

Results for the fourth quarter and the full year of 2024

The full year of 2024 produced a Net income of $46.6 million. For the fourth quarter of 2024, the net income was $1.3 million or an EPS of $0.01.

The average time charter equivalent (TCE) for our fleet during the fourth quarter of 2024 came in at $26,416 per day per ship. This number is on a discharge-to-discharge basis. We currently have fourteen of our twenty vessels in the spot market.

For detailed information about our statement of operations (P&L), balance sheet, cash flow and reconciliation of certain Non-GAAP financial measures, we refer to the tables on page 5 and 6 of this press release.

Financing

Our Net Debt (total liabilities less current assets) stood at $210.0 million, which equals $10.5 million per ship based on 20 vessels, as of December 31, 2024.

The details of our two financing arrangements are as follows;

1)
The total outstanding balance to CLMG/Beal Bank, was $72.5 million as of December 31, 2024, including current portion of the debt. This loan has been renewed on a five-year term with a higher loan amount and a lower margin. Seven vessels (including the recently sold Nordic Apollo) that used to be in the collateral package for this loan have been released. The increased loan amount of $150 million and the 7 released collateral vessels strengthens our financial flexibility and is an important tool in our plan to renew and grow our fleet.

2)
The 6 vessels financed through Ocean Yield have as of December 31, 2024 a total outstanding balance of $199.5 million, including current portion of the debt. We have since the end of the quarter declared purchase options for the Nordic Aquarius and the Nordic Cygnus and we will have these vessels transferred to us during 3Q 2025 at which point the outstanding $48 million debt ($24m each) on these two vessels will be paid down.

Current portion of long-term debt is now $21.5 million net of transaction costs. $20.6 million is related to the Ocean Yield financing and $0.9 million is related to the Beal/CLMG financing. Restricted cash of $5.2 million is related to deposits held for future drydockings of our vessels, in accordance with our borrowing agreement with Beal Bank/CLMG.

Our G&A for 4Q 2024 was influenced by a settlement of our option program of 3,855,000 options, that was distributed among 20 employees and associates in 2022. This resulted in a $886.650 additional cost in the G&A.

We made a final utilization of our $60 million ATM dated February 14th, 2022, and issued 2,954,219 new shares during 4Q 2024, raising gross proceeds of $9.2 million. There was $17.2 million remaining under the $60 million ATM on December 31, 2024. This ATM program has now lapsed.

For the fourth quarter of 2024 a cash dividend of 6 cent ($0.06) per share has been declared. This is our 110th consecutive quarterly dividend declaration.

Payment of the dividend will be on March 24, 2025, to shareholders of record on March 10, 2025.

World Economy and the Tanker Market

Political uncertainty continues and we do not see this going away anytime soon. We see high demand for oil, driven by uncertain time and a fragmented trade picture with logistical inefficiencies and a tight supply of ships. These are interesting dynamics for the NAT oil tankers. Seasonal variations will occur, but as we have seen so far these last years, the trend supports future earnings at higher levels than in the past.

NAT in particular stands to benefit from the fact that the supply of Suezmax tankers is not excessive in a historic perspective. Environmental regulations, increased steel and production costs, and higher interest rates make investing in new ships quite challenging.

The world’s Suezmax fleet (excl. shuttle, product & Jones Act tankers) counted 583 vessels as of December 31, 2024. The orderbook for Suezmax tankers now counts 97 vessels which equals 17% of the world’s conventional suezmax fleet spread over the next 4 years (The historic average for orderbook in percent of existing fleet is 20%).

26 new suezmax tankers will enter the world fleet in 2025, 34 in 2026, 33 in 2027 and still only 4 ships have been booked for 2028. It is also worth noting that by the end of 2027, the world fleet will count 156 conventional suezmax tankers of 20 years of age or older (27% of the existing world fleet).  This number compares favorably with the orderbook of 93 units for delivery up until the same date.

The available shipyard capacity for large oil tankers is low and leaving limited capacity to build additional Suezmax tankers with quality yards on this side of 2027.

All of the above are good news for the short- and long-term outlook for our tankers. It is anticipated that the tanker markets will continue strong in the coming years.

The supply of tanker tonnage is inelastic in the short term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.

Corporate Governance/Conflict of Interests

It is vital to ensure that there is no conflict of interest among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.

Strategy Going Forward

The NAT strategy is built on expanding and maintaining a homogenous and top quality fleet, leveraging on our industry network and close customer relationships with major oil companies and oil traders.

We are a dividend company with the objective of having a strong balance sheet and low G&A costs, enabling us to distribute free cash flows to our shareholders.

In an improved market, higher dividends can be expected.

Our fleet of 20 more or less identical vessels, is a special feature of NAT that is particularly valuable to our customers.

NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable and transparent way.

 * * * * *

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED)	Three Months Ended			Twelve Months Ended
	Dec. 31, 2024	Sept. 30, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Amounts in USD '000

Net Voyage Revenue	46,389	52,036	59,254	225,096	262,180

Vessel Operating Expenses	(14,708)	(15,772)	(15,520)	(62,809)	(60,003)
Depreciation Expenses	(13,870)	(14,210)	(13,278)	(56,151)	(51,397)
General and Administrative Expenses	(9,056)	(5,834)	(5,856)	(28,825)	(22,890)
Operating Expenses	(37,634)	(35,816)	(34,654)	(147,785)	(134,290)
Net Operating Income	8,755	16,220	24,600	77,311	127,890

Interest Income	130	173	42	731	1,302
Interest Expense	(7,097)	(7,726)	(7,204)	(30,739)	(30,498)
Other Financial Income (Expenses)	(493)	19	66	(660)	17
Total Other Expenses	(7,460)	(7,534)	(7,096)	(30,668)	(29,179)
Net Income	1,295	8,686	17,504	46,643	98,711
Basic and Diluted Earnings per Share	0.01	0.04	0.08	0.22	0.47
Weighted Average Number of Common Shares Outstanding	210,505,764	208,796,444	208,796,444	209,227,286	208,796,444
Common Shares Outstanding	211,750,663	208,796,444	208,796,444	211,750,663	208,796,444

CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)				Dec. 31, 2024	Dec. 31, 2023
Amounts in USD '000

Cash and Cash Equivalents				39,177	31,078
Restricted Cash				5,207	2,283
Accounts Receivable, Net				16,223	26,287
Prepaid Expenses				6,227	4,319
Inventory				21,931	31,183
Voyages in Progress				6,570	11,178
Other Current Assets				3,436	2,582
Total Current Assets				98,771	108,910
Vessels, Net				715,273	768,584
Other Non-Current Assets				3,543	1,702
Total Non-Current Assets				718,816	770,286
Total Assets				817,587	879,196

Accounts Payable				4,257	3,446
Accrued Voyage Expenses				12,294	11,748
Other Current Liabilities				13,204	10,858
Dividends Payable				8,470	12,528
Current Portion of Long Term Debt				21,560	31,898
Total Current liabilities				59,785	70,478
Long-Term Debt				248,144	269,697
Other Non-Current Liabilities				845	717
Total Non-current Liabilities				248,989	270,414
Shareholders' Equity				508,813	538,304
Total Liabilities and Shareholders' Equity				817,587	879,196

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW (UNAUDITED)	Twelve Months Ended	Twelve Months Ended
	Dec. 31, 2024	Dec. 31, 2023
Amounts in USD '000

Net Cash Provided by Operating Activities	124,611	139,445

Investment in Vessels	(870)	(73,526)
Investment in Other Fixed Assets	(1,750)	(144)
Net Cash Used in Investing Activities	(2,620)	(73,670)

Proceeds from Issuance of Common Stock	8,932	0
Proceeds from Vessel Financing	0	53,331
Repayments of Vessel Financing	(20,662)	(14,671)
Repayment of Borrowing Facility	(12,079)	(44,549)
Dividends Distributed	(87,695)	(89,783)
Net Cash Used in Financing Activities	(111,504)	(95,672)

Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	10,487	(29,897)
Effect of exchange rate changes on Cash	536	(44)
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	33,361	63,302
Cash, Cash Equivalents and Restricted Cash at End of Period	44,384	33,361
Cash and Cash Equivalents	39,177	31,078
Restricted Cash	5,207	2,283

NORDIC AMERICAN TANKERS LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Twelve months ended
Amounts in USD '000	Dec. 31, 2024	Sept. 30, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Voyage Revenue	74,430	82,217	92,704	349,742	391,687
Voyage Expense	(28,041)	(30,181)	(33,450)	(124,646)	(129,507)
Net Voyage Revenue (1)	46,389	52,036	59,254	225,096	262,180

	Three Months Ended			Twelve Months Ended	Twelve Months Ended
Amounts in USD '000	Dec. 31, 2024	Sept. 30, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Net Income	1,295	8,686	17,504	46,644	98,711
Interest Expense (Income), net	6,967	7,553	7,162	30,739	29,196
Depreciation Expense	13,870	14,210	13,278	56,151	51,397
EBITDA (2)	22,132	30,449	37,944	133,534	179,304

(1) Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2) EBITDA is included because certain investors use this data to measure a shipping company's financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Alexander Kihle, Finance Manager Nordic American Tankers Limited Tel: +47 91 72 41 71
Bjørn Giæver, CFO Nordic American Tankers Limited Tel: +1 888 755 8391

Web-site: www.nat.bm